BioMeridian Corporation
Annual Report to Shareholders
For the year ended December 31, 2000


DESCRIPTION OF BUSINESS

Business Development

         BioMeridian Corporation, formerly known as Magellan Technology, Inc., ("BioMeridian" or the "Company"), was incorporated under the laws of the State of Utah on June 16, 1989. Its founders organized the Company for the purpose of raising capital and seeking profitable business opportunities.

         In February 1992, the Company completed the acquisition of Satellite Image Systems, Inc. ("SIS"), a Utah corporation engaged in providing image-based data entry services utilizing licensed and proprietary data entry and communications software. The acquisition was accomplished by merging SIS with and into the Company's wholly-owned subsidiary, SIS International, Inc. with SIS being the surviving corporation. Through the merger, SIS became a wholly-owned subsidiary of the Company. In August 1996, the Company announced the formation of a joint venture with United Insurance Companies, Inc. ("UICI") of Dallas, Texas to expand UICI's presence in the medical claims processing business. SIS contributed its technology, operations and management to a newly-formed entity, SIS, LLC. UICI contributed $3 million in cash and a $2 million line of credit for working capital. The Company retained a 46.5% interest in SIS, LLC. Darwin
D. Millet, formerly President of SIS, became the Chief Executive Officer of the newly-formed limited liability company. UICI is a financial company with interest in life and health insurance and related services, including the administration and delivery of managed health care programs to selected markets.

         In October 1996, the Company completed the acquisition of SkyHook Technologies, Inc., a Utah corporation ("SkyHook") engaged in development of proprietary, cargo-management systems for use with helicopters. SkyHook's initial cargo-management product was the SkyHook External Cargo Management System ("ECMS") which is a computer-controlled, multiple-hook cargo carrying device that attaches to a long line beneath the helicopter. The acquisition was accomplished with the exchange of 4,874,936 shares of BioMeridian common stock for all issued and outstanding shares of SkyHook common stock. SkyHook then became a wholly-owned subsidiary of the Company.

         In April 1997, the Company organized Bio-Origins, formerly known as Magellan Service Company, as a wholly-owned subsidiary to pursue avionics integration contract opportunities.

         In October 1997, the Company completed the acquisition of BioSource Inc. ("BioSource"), a Utah corporation engaged in the development and sales of the "LISTEN" biofeedback information system which is marketed and sold to healthcare practitioners in the complementary healthcare marketplace. The acquisition was ultimately accomplished through the exchange of $190,000 in cash and 225,000 shares of BioMeridian common stock in exchange for all issued and outstanding shares of BioSource common stock. BioMeridian International, Inc. ("BioMeridian International"), a wholly-owned subsidiary of the Company, was formed as the surviving entity.

         In May 1998, the Company completed the sale of its 46.5% interest in SIS, LLC to UICI of Dallas, Texas resulting in the complete divestiture of the Company's involvement in image-based data entry services. The Company completed the sale primarily for the purpose of raising funds for the acquisition of additional entities deemed strategically beneficial to the Company. The sale was completed for $1,500,000 and resulted in a gain on sale of approximately $180,000.

         In May 1998, the Company completed the acquisition of certain licenses and technology of Digital Health, LLC, a Utah limited liability company engaged in a business similar to that of BioMeridian International. This acquisition was completed in an effort to improve the market share and market position of BioMeridian International with its technology-based Meridian Stress Assessment ("MSA") equipment in the complementary healthcare marketplace through the immediate acquisition of FDA registration of the technology. The acquisition was accomplished through the exchange of 1,375,000 shares of BioMeridian common stock and $250,000 in cash payable in monthly installments of $15,000. The operations of Digital Health, LLC were then combined with BioMeridian International.

         In September 1999, the Company completed the acquisition of Biological Technologies International, Inc. ("BTI") which the Company acquired effective September 17, 1999 through its wholly-owned subsidiary, BTI Acquisition Corp. The acquisition of BTI included the issuance of 3,024,024 shares of BioMeridian common stock for all of the outstanding shares of BTI common stock. The acquisition was accounted for as a "pooling of interests" transaction.

         In December 1999, the Company completed the sale of SkyHook to Envirofoam Technologies, Inc. ("EFT"). The sale was completed at an agreed price of $3,000,000. Of this sale amount, a note payable was issued to the Company by EFT in the amount of $2,500,000 and a management fee for services rendered in the amount of $500,000 was to be paid to BioMeridian. On the closing date of the sale transaction, $500,000 was paid to the Company against the note payable and the remaining $2,000,000 note payable was to be paid in four consecutive payments of $500,000 over the following four months, with the first payment due on or before January 31, 2000. On March 9, 2000, the terms of the note were amended. The January 31, 2000 payment was received in the amount of $500,000 and the remaining balance of $1,500,000 was to be received in 3 monthly payments in the amounts of $100,000, $500,000, and $900,000, respectively, beginning March 31, 2000. The management fee of $500,000 was not paid. On May 5, 2000, the terms of the note were again amended. The March 31, 2000 payment was received in the amount of $100,000 and a payment in the amount of $300,000 was received on April 30, 2000 leaving a remaining note payable balance due of $1,100,000, plus the $500,000 management fee for a total due of $1,600,000. Effective June 30, 2000, this remaining balance due was converted to 290,909 shares of EFT Series B Convertible Preferred Stock. As interest payments, EFT was obligated to issue to the Company a specified number of additional shares of Series B Convertible Preferred Stock at the end of each of the eleven months beginning on July 31, 2000. On December 18, 2000, the Company and EFT further modified their agreement. Under the terms of the modified agreement, EFT relinquished its option to repurchase its stock held by the Company in exchange for the Company's agreement to release EFT from any further obligation to pay ongoing interest shares of Series B Convertible Preferred Stock. There was no disposition of any shares of EFT stock by the Company as of December 31, 2000.

         In November 2000, the Company entered into an Amendment to Notes Payable pursuant to which BTI agreed to sell certain assets of BTI that were acquired by BTI pursuant to an Agreement and Plan of Merger dated August 11, 1999. The assets included the BTA S-2000, the BTA-2000SG, an interest in the development-stage BTA S-3000, inventory, and intellectual property owned by BTI related to Biological Terrain Assessment. Biological Terrain Assessment is a process for assessing a patient's health by examining the acid balance, oxidative stress level, and mineral concentrations in a patient's blood, urine, and saliva. BTI's initial acquisition of the Assets was reported in a Current Report on Form 8-K filed with the SEC on October 1, 1999.

Business of the Company

         PRODUCTS:

         MSA/IMAG and BEST Systems:
         BioMeridian International manufactures and sells the MSA/IMAG and BEST systems to healthcare practitioners throughout the world. This equipment is used to assess stress and assist healthcare practitioners in the analysis and treatment of certain conditions. If stress or imbalance is detected in a patient, the systems assist the practitioner in recommending a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems. BioMeridian International also provides training classes and support services for health care practitioners that utilize these systems. The MSA/IMAG system is listed with the U.S. Food and Drug Administration as a stress-monitoring device.

         The Acupoint:
         The Acupoint Meridian Stylus is a powerful tool that enables better results for testing patients on the MSA device. Healthcare practitioners can use the Acupoint finder to accurately sense the precise location of each acupuncture point associated with a meridian. The energetic readings are digitally displayed on the indicator bar to facilitate the correct placement of the Acupoint. The Acupoint Stylus helps reduce the learning curve of finding the acupuncture points and can deliver repeatable results.

         The AcuPro:
         The AcuPro is a fast, portable, easy-to-use and less expensive way to use Meridian Stress Assessment Technology. As with the MSA-21, the AcuPro assists the practitioner in selecting remedies for imbalanced meridians. It is a modern, compact design with a flip-up display with both LED and digital readouts, powered by a rechargeable NiMH battery. The AcuPro is attractive to practitioners who do not need the "Virtual Library" of the MSA-21 but still want to evaluate potential remedies. The AcuPro permits the practitioner to place the remedy on a test plate and then test the patient with the same hand mass and probe that the MSA-21 uses.

         The QRS Device:
         Twenty years of German research has produced a new and simple approach to maintaining good health. The Quantron Resonance System, ("QRS") is a pulsed magnetic therapy unit that the Company believes will be valuable to medical professionals and home users alike. The QRS uses patented technology incorporating a double-edged saw tooth wave that the Company believes induces a unique effect on cell metabolism and the ionic change within the cells. The QRS is designed to recharge cells to their optimal charge, improving health, and normalizing physiology. The QRS is designed to stimulate cell metabolism, strengthen the immune system, help relax the nervous system, and helps in the treatment of such diseases as arthritis, chronic fatigue and insomnia, among others. It can be used by multiple age groups to maintain good health and to improve the condition of those with injuries and illnesses with no known side effects.

         MARKETS: The Company believes the emerging market for meridian stress assessment and magnetic therapy equipment is worldwide, crossing the boundaries of health care disciplines. The devices sold by the Company are useful in the practice of medicine, osteopathy, homeopathy, naturopathy, acupuncture, and other complementary disciplines.

         COMPETITION: There are at least nine other devices sold throughout the world that are similar in some respect to the MSA/IMAG and BEST systems. These products are grouped into two general categories: 1) Simple electronic measurement devices, which typically incorporate older and less dynamic technology and 2) computerized devices, which are similar in approach to the MSA/IMAG and BEST systems.

         MANUFACTURING: BioMeridian currently contracts with a third party for the assembly of the MSA/IMAG, BEST, Acupoint, and AcuPro devices in a facility located in Orem, Utah. Other subassemblies of the product are also currently subcontracted with other various vendors. The QRS devices are purchased from a domestic distributor.

         INTELLECTUAL PROPERTY: The Company owns several trademarks affiliated with branding and marketing its products. The Company also owns its engineering/development work and original software and hardware designs. BioMeridian is presently pursuing various copyrights and other protection for the MSA/IMAG and BEST software and other device design property.

         GOVERNMENT REGULATION: In the United States, the MSA/IMAG system has current FDA listing as a Class II device. While this listing is not an endorsement by the FDA that the device is effective for any particular use, it is an acknowledgement that the device is considered to be safe when used within the operating guidelines. With a Class II classification, BioMeridian can not claim effectiveness or success in the diagnosis or treatment of any particular malady. The Company can simply state that the MSA-21 is listed with the FDA. Individual licensed practitioners who use this device do so in concert with their own training and clinical experience. Use of the BEST system internationally is subject to various regulatory requirements on a country-by-country basis. The product has received various forms of regulatory compliance for use in Canada, Australia, South Africa, and Germany. Due to the low magnetic emissions, the QRS device is sold without regulatory oversight.

         EMPLOYEES: As of December 31, 2000, BioMeridian employed thirty (33) persons: eight (8) employees in administration and finance, fifteen (15) in sales and marketing, three (3) in training and education, three (3) in customer support and four (4) in operations and engineering. BioMeridian has established independent representatives in outlying geographical locations domestically. The Company has current contracts with 7 domestic independent representatives in various geographical locations across the United States. The Company has also established relationships with 13 independent international distributors.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         MARKET INFORMATION: The Company's common stock is traded in the over-the-counter market. The following table sets forth the range of quotations for the Company's common stock for the quarters indicated. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


--------------------------------------------------------------------------------
Fiscal Year Ended December 31, 2000           High Bid           Low Bid
--------------------------------------------------------------------------------
First Quarter                                  $ 1.00              $.16
--------------------------------------------------------------------------------
Second Quarter                                    .66               .31
--------------------------------------------------------------------------------
Third Quarter                                     .50               .19
--------------------------------------------------------------------------------
Fourth Quarter                                    .31               .08
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Fiscal Year Ended December 31, 1999           High Bid           Low Bid
--------------------------------------------------------------------------------
First Quarter                                  $ 1.00              $.31
--------------------------------------------------------------------------------
Second Quarter                                    .94               .44
--------------------------------------------------------------------------------
Third Quarter                                    1.03               .38
--------------------------------------------------------------------------------
Fourth Quarter                                    .50               .19
--------------------------------------------------------------------------------


         SHAREHOLDERS: The approximate number of shareholders of record of the Company's common stock as of March 31, 2001 was two hundred (200). This number does not include shareholders whose shares are held in securities position listings.

         DIVIDENDS: The Company has not paid any cash dividends on its common stock and does not anticipate paying dividends in the foreseeable future. The Company presently intends to retain future earnings for financing the growth and expansion of the Company.


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         In November 2000, the Company entered into an Amendment to Notes Payable pursuant to which BTI agreed to sell certain assets of BTI that were acquired by BTI pursuant to an Agreement and Plan of Merger dated August 11, 1999. The assets included the BTA S-2000, the BTA-2000SG, an interest in the development-stage BTA S-3000, inventory, and intellectual property owned by BTI related to Biological Terrain Assessment. Biological Terrain Assessment is a process for assessing a patient's health by examining the acid balance, oxidative stress level, and mineral concentrations in a patient's blood, urine, and saliva. BTI's initial acquisition of the Assets was reported in a Current Report on Form 8-K filed with the SEC on October 1, 1999.

         In September 1999, the Company completed the acquisition of Biological Technologies International, Inc. ("BTI") which the Company acquired effective September 17, 1999 through its wholly-owned subsidiary BTI Acquisition Corp. The acquisition of BTI included the issuance of 3,024,024 shares of BioMeridian common stock for all of the outstanding shares of BTI common stock. The acquisition was accounted for as a "pooling of interests" transaction.

         In December 1999, the Company completed the sale of SkyHook to Envirofoam Technologies, Inc. ("EFT"). The sale was completed at an agreed price of $3,000,000. Of this sale amount, a note payable was issued to the Company by EFT in the amount of $2,500,000 and a management fee for services rendered in the amount of $500,000 was to be paid to BioMeridian. On the closing date of the sale transaction, $500,000 was paid to the Company against the note payable and the remaining $2,000,000 note payable was to be paid in four consecutive payments of $500,000 over the following four months, with the first payment due on or before January 31, 2000. On March 9, 2000, the terms of the note were amended. The January 31, 2000 payment was received in the amount of $500,000 and the remaining balance of $1,500,000 was to be received in 3 monthly payments in the amounts of $100,000, $500,000, and $900,000, respectively, beginning March 31, 2000. The management fee of $500,000 was not paid. On May 5, 2000, the terms of the note were again amended. The March 31, 2000 payment was received in the amount of $100,000 and a payment in the amount of $300,000 was received on April 30, 2000 leaving a remaining note payable balance due of $1,100,000, plus the $500,000 management fee for a total due of $1,600,000. Effective June 30, 2000, this remaining balance due was converted to 290,909 shares of EFT Series B

Convertible Preferred Stock. As interest payments, EFT was obligated to issue to the Company a specified number of additional shares of Series B Convertible Preferred Stock at the end of each of the eleven months beginning on July 31, 2000. On December 18, 2000, the Company and EFT further modified their agreement. Under the terms of the modified agreement, EFT relinquished its option to repurchase its stock held by the Company in exchange for the Company's agreement to release EFT from any further obligation to pay ongoing interest shares of Series B Convertible Preferred stock. There was no disposition of any shares of EFT stock by the Company as of December 31, 2000.

Results of Operations

         BioMeridian International manufactures and sells the MSA/IMAG and BEST systems to healthcare practitioners throughout the world. This equipment is used to assess stress and assist healthcare practitioners in the analysis and treatment of certain conditions. If stress or imbalance is detected in a patient, the systems assist the practitioner in recommending a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems. BioMeridian International also provides training classes and support services for health care practitioners that utilize these systems. The MSA/IMAG system is registered with the U.S. Food and Drug Administration as a stress-monitoring device. BioMeridian International also sells the QRS device, the Acupoint, and the AcuPro throughout the world.

         For the year ended December 31, 2000, BioMeridian achieved sales revenues of $5,950,690 that resulted in a net loss of $2,322,350, compared with sales revenues of $7,601,404 that resulted in a net loss of $450,223 for the year ended December 31, 1999. In the year 2000, sales declined principally as a result of the Company's reduction in the amount of trade credit it provides to prospective and existing customers, minimizing sales efforts and expense in certain unprofitable foreign markets, and undertaking an internal transformation of its sales force.

         While the Company maintained a 86% contribution margin, write-downs of accounts receivable ($332,100), and write-offs of intangible assets ($690,235), accumulated to $1,022,335 in charges booked during the year-ended December 31, 2000.

         The Company expects that in 2001, sales of its products will increase slightly and the Company will return to net pre-tax profitability.

Liquidity and Capital Resources

         The Company's sources of liquidity have historically been cash from operations, working capital lines of credit, and debt and equity financing.

         During 2000 and 1999 the Company entered into several agreements to borrow necessary funds.

         During the year ended December 31, 2000, the Company borrowed a net amount of $1,607,899 from William A. Fresh, the Company's Chief Executive Officer, or from entities controlled by Mr. Fresh, under one $250,000 unsecured note payable agreement, one $192,899 unsecured note payable agreement, four separate $150,000 unsecured note payable agreements, three separate $100,000 unsecured note payable agreements, one $75,000 unsecured note payable agreement, three separate $50,000 unsecured note payable agreements, and one $40,000 unsecured note payable agreement. Each note payable bears interest at 12% and is payable upon demand.

         Effective July 31, 2000, $500,000 of related party notes payable were converted into common stock of the Company at a price per share of $.40.

         Effective October 31, 2000, $500,000 of related party notes payable were converted into common stock of the Company at a price per share of $.30.

         Effective October 31, 2000, the Company refinanced $537,899 of related party notes payable, from a demand note, to a note payable with a 2-year maturity, of which $192,899 was received during the year ended December 31, 2000.

         Effective December 31, 2000, the Company refinanced $160,000 of accrued consulting payable to a related party, from an accrued liability to a note payable with a 2-year maturity.

         On May 19, 1998 the Company entered into a $3,000,000 revolving line of credit agreement with Bank One. During the year ended December 31, 1999, the Company made no additional borrowings under this revolving line of credit. This revolving line of credit matured on May 31, 2000 and was secured by the Company's inventory and receivables and by the personal guarantees of the Company's Chief Executive Officer, a Director, and a major shareholder. As of December 31, 1999, the Company had an outstanding balance of $2,496,158 under this revolving line of credit. During the year 2000, the Company paid down this line of credit and negotiated a replacement line of credit with Zions Bank. On December 1, 2000, the Company entered into a 48-month amortizing term loan for $1,300,000. The proceeds of this loan were used to pay-off the residual line of credit, plus interest, at Bank One. On December 1, 2000, the Company also entered into a $200,000 line of credit, renewable annually, with Zions Bank. As of December 31, 2000, the Company had an outstanding balance of $181,826 under the line of credit.

         During the year ended December 31, 2000, the Company entered into one capital lease in the amount of $24,121 to acquire and install a copier. The terms of this lease include monthly payments in the amount of $480 for five (5) years.

         The Company had working capital on December 31, 2000 of $184,868, compared to a working capital deficit of $2,078,921 as of December 31, 1999. Significant factors affecting this change during 2000 were the receipt of $900,000 cash on a current note receivable, the pay down of $1,200,000 on the current line of credit, the refinancing of $1,300,000 as long-term debt (due to replacing the current line of credit obligation with a 48-month amortizing term loan), the reclassification of $527,899 in related party notes payable from short-term to long-term and the conversion of $1,000,000 from current note payable to common stock equity, of which $300,000 was included in current liabilities as of December 31, 1999.

         Management anticipates profitable growth and believes that BioMeridian International is capable of achieving profitable operations in the future. There can be no assurance, however, that the Company will be able to maintain profitable operations or obtain desired debt or equity capital on terms favorable to the Company. If the Company is unable to raise additional capital, the ability of the Company to successfully market and distribute its products and services could be materially adversely affected.

Factors Affecting Future Results

         The statements contained in this Annual Report on Form 10-KSB that are not purely historical are "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All forward-looking statements involve various risks and uncertainties.

Forward-looking statements contained in this Report include statements regarding the Company's existing and proposed service offerings, market opportunities, expectations, goals, revenues, financial performance, strategies, intentions for the future and any other statements to the effect that the Company or its management `believes," "expects," "anticipates," "plans" or other similar expressions. Such forward-looking statements are included under Item 1. "Description of Business," Item 2. "Description of Property," Item 3. "Legal Proceedings" and Item 6. "Management's Discussion and Analysis or Plan of Operation." All forward-looking statements included in this Report are made as of the date hereof, based on information available to the Company as of such date, and the Company assumes no obligation to update any forward-looking statements. It is important to note that such statements may not prove to be accurate, and that the Company's actual results and future events could differ materially from those anticipated in such statements. Many factors could cause actual results to differ materially from the Company's expectations, including, without limitation, the factors identified below.

         The Company's future results will be impacted by, among other factors, the Company's ability to implement its business strategy, which, in turn, is dependent upon a number of factors, particularly the availability of working capital to support such strategy, management's ability and resources to implement the business strategy and the successful hiring, training and retention of qualified personnel. Future results will also be affected by other factors associated with the operation of the Company's business, including the Company's response to existing and emerging competition, demand for the Company's products, the Company's efforts to develop and maintain customer and employee relationships and economic fluctuations.

         All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section and other factors included elsewhere in this Report. You also should consult other factors identified from time to time in the Company's periodic reports to the Securities and Exchange Commission.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH
SECTION 16(a) OF THE EXCHANGE ACT

DIRECTORS AND EXECUTIVE OFFICERS:

         The table below sets forth the name, age and positions or offices of each director and executive officer of BioMeridian and its subsidiaries. The Board of Directors of the Company also serve as the Board of Directors of BioMeridian. Each director of the Company will serve until the next annual meeting of the shareholders and until his successor is duly elected and qualified.


--------------------------------------------------------------------------------
    Name                       Age       Position
--------------------------------------------------------------------------------
William A. Fresh               72    Chairman of the Board
--------------------------------------------------------------------------------
Reginald Hughes                56    Director
--------------------------------------------------------------------------------
Darwin D. Millet               48    Director and President
--------------------------------------------------------------------------------
Elmo Gruwell                   54    Director
--------------------------------------------------------------------------------
Irving Monclova                69    Director
--------------------------------------------------------------------------------
Mark Seethaler                 44    Secretary, Vice President, and
                                     Chief Financial Officer
--------------------------------------------------------------------------------
Douglas Horne                  37    Vice President
--------------------------------------------------------------------------------
Stephen William Fresh          47    Vice President
--------------------------------------------------------------------------------
Joe Galloway                   61    Vice President
--------------------------------------------------------------------------------

         William A. Fresh co-founded the Company and has served as Chairman of the Board and Chief Executive Officer of the Company since its incorporation in June of 1989. He was co-founder, Chairman of the Board and Chief Executive Officer for Fresh Test Technology Corporation, a designer and manufacturer of probe cards in interface test technology for the semiconductor industry. Fresh Test Technology Corporation was acquired by Cerprobe Corporation in April 1995. Since the acquisition, he has served as a director of Cerprobe Corporation. Between 1996 and 1998, Mr. Fresh served on the Board of Directors of Sento Technical Innovation Corporation, a publicly-held outsourced services and training company. Mr. Fresh is currently Chairman, President, and owner of Orem Tek Development Corporation, a consulting and business park development corporation. He also currently serves as Chairman of the Board and a senior consultant to Browz.com.

         Reginald Hughes was first elected to serve as a director of the Company in 1996. From 1981 to 1994, he served in various capacities with Eyring Corporation, a technology firm located in Provo, Utah, specializing in defense contracting. While with Eyring, Mr. Hughes was promoted to the positions of Director and Vice President of Finance. Prior to joining Eyring Corporation, Mr. Hughes had a successful career as a hospital administrator.

         Darwin D. Millet has served as a director of the Company since 1994. He has, in the past, served as President and Chief Executive Officer of Satellite Image Systems, Inc. ("SIS"), a wholly owned subsidiary of BioMeridian. From 1994 to 1998, Mr. Millet engineered the turn-around of SIS from a firm losing $1 million annually on sales of $400,000 to a profitable firm with total booked sales of $15 million. The primary business of SIS is processing healthcare claim forms for the nation's largest healthcare plans. Prior to joining BioMeridian, Mr. Millet served as Executive Vice President of Deals.com, an Internet mass merchandiser that he helped grow from a concept to a "going concern". Mr. Millet also served for nine years as Senior Vice President and Chief Financial Officer of Layton Construction Company, Inc. where he developed the strategic plans and participated in growing the firm from $15 million to a $100 million concern. Mr. Millet is a Certified Public Accountant with "Big 5" CPA experience, and holds a MBA from Brigham Young University.

         Elmo Gruwell has served as a director of the Company since November 2000. Dr. Gruwell, a Board Certified Emergency Medicine Specialist, has served as the Chair of the Department of Emergency Medicine at Utah Valley Regional Medical Center in Provo, Utah, where he oversees a staff of 17 physicians.

         Irving Monclova has served as a director of the Company since August 1998. Mr. Monclova began his career in the military. He had tours in Europe, Korea, Republic of Vietnam, Panama and Puerto Rico. He culminated his military career as Commander of readiness programs of the reserve forces. In 1982, he joined Serv-Air, Inc. In 1989, he was promoted to Vice President of Operations and Maintenance and transferred to Headquarters, Serv-Air, Inc., Greenville, Texas. In January 1993, he was promoted to the position of Vice President and Chief of Special Operations Programs.

         Mark Seethaler joined the Company in October 2000 as the Vice President and Chief Financial Officer. Mr. Seethaler has over 20 years experience managing shareholder, banking, insurance and audit relations. Prior to BioMeridian, Mr. Seethaler served as a Finance Manager with Intel Corporation and as Vice

President and Chief Financial Officer of Dayna Communications, Inc. for approximately 12 years. He holds a B.S. degree in Accounting from Brigham Young University and is a Certified Public Accountant.

         Douglas Horne joined the Company in June 2000 as the Vice President of Marketing and Product Development. Mr. Horne came to BioMeridian from Laser Medical, he founded while attending the University of Utah. Laser Medical's goal was to provide health care practitioners greater access to very expensive laser technology and modern advances in surgical techniques. While President of Laser Medical, Mr. Horne grew the company from an annual income of $25,000 in 1992, its first year of operation, to $800,000 for year 1999. Mr. Horne assisted in providing entrepreneurial leadership, negotiating rental contracts, and implementing marketing strategies and assisted in training of professionals, and employees in the applications and techniques involved with laser surgery. He has a Bachelor of Science in Biology from the University of Utah.

         Stephen William Fresh joined the Company in November 1997 as the Managing Director of International Sales. Prior to that time, he served as the Director of Worldwide Marketing for Sento Corporation. He has more than 20 years of sales and marketing management experience with technology companies and he now serves as the Company's Vice President of International Sales.

         Joe Galloway has served as the Company's Vice President of Business Relations & Compliance since 1997. He was a cofounder of BioSource. Prior to that, he served as a member of the Artificial Heart Research team, Salt Lake City, Utah as a senior technician specialist. He also served as the supervisor of the test department at Evans and Sutherland. Mr. Galloway has a degree in electronic technology.

FINANCIAL STATEMENTS

         Please see the attached, audited financial statements on BioMeridian Corporation for the years ended December 31, 2000 and 1999.


                                                     * * * * *

         This information has been extracted from the Company's annual 10-KSB report filed with the Securities and Exchange Commission. For a complete copy of that report please visit www.freeedgar.com and enter in the ticker symbol BIDN.